July 12, 2024

Safra Catz
Chief Executive Officer
Oracle Corp
2300 Oracle Way
Austin, TX 78741

       Re: Oracle Corp
           Form 10-K for the Year Ended May 31, 2024
           File No. 001-35992
Dear Safra Catz:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year Ended May 31, 2024
Management's Discussion and Analysis of Financial Condition and Results of Operations
Cloud and License Business, page 40

1. With a view towards enhanced investor understanding, in future filings please present a quantified discussion of customer migrations from software licenses and the related license support to the Oracle Cloud.
Results of Operations, page 44

2. Please expand your results of operations discussion throughout to provide a more comprehensive and quantified discussion and analysis of the factors that impacted your results during the comparative periods. In circumstances where there are multiple factors that are material to a change, please quantify the incremental impact of each factor on the overall change. For example, quantify how much of the increase in your cloud and license
       business    total revenues was due to changes in volumes sold, changes in selling prices,
       changes in product mix, and the net impact of the changes in foreign currency exchange rates. See Item 303(b)(2) of Regulation S-K.
 July 12, 2024
Page 2

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Anastasia Kaluzienski at 202-551-3685 or Robert Littlepage at 202-551-
3361 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology